EXHIBIT 2

Form 51-102F1

Annual Management Discussion and Analysis For

Pacific North West Capital Corp.

MANAGEMENT DISCUSSION & ANALYSIS

The following discussion and analysis is Management’s assessment of the results and financial condition of Pacific North West Capital Corp. (the “Company” or “PFN”) for the year ended April 30, 2007 and should be read in conjunction with the financial statements for the year ended April 30, 2007 and related notes. The date of this Management’s discussion and analysis is July 6, 2007.  Additional information on the Company is available on SEDAR at www.sedar.com.

Business of Pacific North West Capital Corp

Pacific North West Capital Corp. is an exploration stage Company engaged in the acquisition, exploration and development of mineral properties of merit in Canada and the United States with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation.

Forward looking statements

Certain information included in this discussion may constitute forward-looking statements.  Forward-looking statements are based on current expectations and entail various risks and uncertainties.  These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied.  The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Selected Annual Information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following table summarizes selected financial data for Pacific North West Capital Corp. for each of the three most recently completed financial years.  The information set forth below was extracted from and should be read in conjunction with the audited financial statements, prepared in accordance with Canadian generally accepted accounting principles, and related notes.

	Years Ended April 30,(audited)
	2007	2006	2005
Total Revenues	$196,510	$264,895	$468,730
General and administrative expenses	1,548,266	1,365,123	1,880,425
Mineral property cash costs incurred	834,473	2,317,567	3,121,092
Mineral property cash costs recovered	-	(1,233,212)	(2,180,484)
Income (loss) before other items in total Basic and diluted loss per share	(1,548,266) (0.04)	(1,365,123) (0.04)	(1,880,425) (0.06)
Net income (loss) from continuing operations in total Basic and diluted loss per share	(1,230,764) (0.03)	(1,344,822) (0.04)	(1,894,297) (0.06)
Totals Assets	7,315,871	5,681,742	6,070,616
Total long term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

Selected quarterly financial information

The following selected financial information is derived from the unaudited interim financial statements of the Company prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

			For the Quarters Ended (unaudited)
	April 30	Jan. 31	Oct. 31	July 31	April 30	Jan. 31	Oct. 31	July 31
	2007	2007	2006	2006	2006	2006	2005	2005
Total revenues	$98,146	$34,548	$28,880	$34,936	$69,122	$64,088	$82,239	$49,446
Net loss	268,314	276,219	314,114	372,117	448,228	370,747	210,839	315,008
Net loss per share	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01
Total assets	7,315,871	7,742,476	5,026,511	5,309,172	5,681,742	6,339,675	6,509,615	6,688,929

Results of operations

The year ended April 30, 2007 resulted in a net loss of $1,230,764 which compares with a loss of $1,344,822 for the same period in 2006. The loss for 2007 has been reduced by $302,986 (2006 - $387,649) by the tax benefit associated with the renounciation of flow-through shares.   General and administrative expenses for the year ended April 30, 2007 were $1,548,266 an increase of $183,143 over the same period in 2006. An aggregate stock-based compensation of $103,394 was recorded as compared to $204,879 in the previous year.  Stock-based compensation is broken down on the income statement according to the applicable expense category.  Interest and bank charges decreased by $28,508 as during the previous year the Company settled a dispute with the Canada Revenue Agency over the treatment of flow-through expenditures.  Mineral property costs of $84,668 were written off as the New Zealand project was sold and a further $82,515 of general exploration costs were written off.  All other general and administrative costs were relatively the same compared to the previous year. A foreign exchange gain of $5,089  was reported as compared to a loss of $167,069 for the previous year when the Company had approximately $1,000,000 in US funds for which the exchange rate was detrimental during the previous year. Project management fees of $49,209 were earned during the year as compared to $140,474 in the previous year.  This decrease in management fees was the result of reduced activity on the River Valley Joint Venture.  Interest income was $147,301, an increase of $31,730 over the same period in 2006 as the interest rate on deposits increased and the Company had more funds on deposit.

During the year ended April 30, 2007, the Company incurred mineral property cash costs of $834,473.  A exploration program on the mineral property option agreement with Xstrata in the Timmins area of Ontario cost $184,505 for cumulative expenditures of $1,805,966. A further $137,516 was incurred with Soquem on the Quebec properties. $151,124 was incurred on the Good News Bay Alaskan project and $132,046 was incurred on the Tonsina, Alaskan project.

Shareholder relations and promotional activities undertaken by the Company, which included attendance at various trade shows, cost $459,587 for the period ended April 30, 2007, an increase of $264,950 over the same period in 2006 as the Company increased public awareness of its projects in Europe and the United States.

Three months ending April 30, 2007

The quarter ended April 30, 2007 resulted in a loss from operations of $268,314 which was lower than the loss of $448,228 incurred in the comparative quarter.  Most of the decrease can be attributed to a reduction of stock-based compensation costs incurred.  All other quarterly expenses are consistent with the discussion of the annual loss in the previous paragraph and elsewhere in this Annual MD & A.

No financing activities were completed during the quarter.

Liquidity and capital resources

At April 30, 2007, the Company’s working capital, defined as current assets less current liabilities, was $4,298,776 compared with working capital of $3,474,322 at April 30, 2006.  Flow-through funds of $730,872 must be spent before Dec. 31, 2007 on qualified Canadian mineral exploration, and are included in working capital.

During the year, the Company issued 6,572,104 shares for gross proceeds of $3,000,000 of which 1,889,362 were issued as flow-through shares in the amount of $888,000.  61,508 shares valued at $28,909 were issued as a finder’s fee in relation to the flow-through private placement.  A further 50,000 performance shares for proceeds of $500 with a fair value of $16,500 were issued.  45,600 warrants were exercised for proceeds of $13,680 and 154,538 shares were issued for mineral properties at a value of $8,000.

Subsequent to year-end, the Company closed a non-brokered private placement of 6,687,950 units for gross proceeds of $3,343,975.

The Company has a portfolio of investments with a book value of $115,772 and a market value of $592,841 as at April 30, 2007. The main investments consist of 485,688 shares of Freegold Ventures Limited and 196,600 shares of CanAlaska Uranium Ltd. which both have certain directors in common. These amounts are included in the above working capital. The Company has total issued and outstanding of 41,996,202 shares at April 30, 2007.

Contractual commitments

By agreement effective 1 December 2005, the Company entered into a five-year management agreement with a Company controlled by a director and chairman.  Compensation is currently $7,718 per month with a 5% increase on each anniversary date plus benefits.  The chairman and director is also entitled to receive up to 20% of all stock options granted during the period that the agreement is in place.  This agreement is automatically renewable for two-year periods.  The Company may terminate the agreement at any time but will be responsible to pay the greater of the remaining amount under the contract or two years compensation.

The Company is committed under an operating lease with a Company for its office premises with the following  minimum lease payments to the expiration of the lease on 30 November 2011.

No mineral option payments have been included as they are being funded by various joint venture partners or may be terminated with appropriate notice. Further information on mineral option payments are disclosed in note 4 of the April 30, 2007 financial statements.

Year ended April 30,	2008	2009	2010	2011	Thereafter

Management agreement	94,546	99,273	104,233	$62,538	-
Office lease	$42,379	42,379	42,379	24,721	-

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

Critical accounting estimates

A detailed summary of all of the Company’s significant accounting policies is included in note 1 to the financial statements for the year ended April 30, 2007.

Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, depreciation, determination of net recoverable value of assets, determination of fair value on taxes, and share compensation.

Changes in Accounting Policies

There are no changes in significant accounting policies. Refer to note 11k for new accounting pronouncements.

Auditors

The Company’s auditors for the year ended April 30, 2006, Staley, Okada & Partners, have entered into a transaction with PricewaterhouseCoopers LLP during the past fiscal year.  The directors subsequently appointed PricewaterhouseCoopers LLP as the Company’s auditors for the year ended April 30, 2007.

Financial Instruments and Other Instruments

Pacific North West Capital Corp.’s financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, portfolio investments, amount due from River Valley Joint Venture, accounts payable, accrued liabilities and cash call payable. Unless otherwise noted, it is management’s opinion that Pacific North West Capital Corp is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value unless otherwise noted.

Outstanding share data

The Company is authorized to issue unlimited common shares without par value.  As at 30 April 2007, there were 41,996,202 outstanding common shares compared to 35,112,452 outstanding shares at 30 April 2006.

As at 6 July 2007, there were 48,741,652 commons shares outstanding.

Directors, officers, employees and contractors are granted options to purchase common shares under the Company stock option plan.  The terms and outstanding balance are disclosed in the table below.

A summary of the Company’s options at 30 April 2007 and the changes for the year are as follows:

Number outstanding 30 April 2006	Granted	Exercised	Expired	Cancelled	Number outstanding 30 April 2007	Exercise price per share	Expiry date
200,000	-	-	(200,000)	-	-	$0.60	21 December 2006
90,000	-	-	(90,000)	-	-	$1.00	10 February 2007
150,000	-	-	-	-	150,000	$0.60	1 July 2007
795,000	-	-	-	(55,000)	740,000	$0.60	31 December 2007
585,000	-	-	-	(40,000)	545,000	$0.76	10 September 2008
1,835,000	-	-	-	(260,000)	1,575,000	$0.60/$.70	5 November 2007/2009
419,500	-	-	-	-	419,500	$0.83	28 February 2010
380,000	-	-	-	-	380,000	$0.60	3 May 2010
100,000	-	-	-	-	100,000	$0.40	13 July 2010
350,000	-	-	-	(40,000)	310,000	$0.40	3 February 2011
440,000	-	-	-	(100,000)	340,000	$0.40	19 April 2011
-	50,000	-	-	-	50,000	$0.50	8 May 2011
-	20,000	-	-	-	20,000	$0.50	19 May 2011
-	50,000	-	-	(50,000)	-	$0.50	20 June 2011
-	75,000	-	-	-	75,000	$0.45	12 October 2011
-	150,000	-	-	-	150,000	$0.47	14 February 2009
-	150,000	-	-	(50,000)	100,000	$0.47	14 February 2012
5,344,500	495,000	-	(290,000)	(595,000)	4,954,500

During the year ended April 30, 2007, 2,697,990 performance shares were reserved for issue. At the discretion of the Board, these shares may be issued to such arm’s length parties as the Board considers desirable to attract to the Company.  To date, 400,000 performance shares have been issued at $0.01 per share.

Related party transactions

During the year ended April 30, 2007, the below related parties were paid the following: A total of $94,052 was paid to a Company controlled by the President and Director of the Company for management services; pursuant to an office lease agreement dated July 1, 2005, a total of $31,352 was paid to a Company controlled by the President and Director for office rent; a total of $28,727 was paid to a Company controlled by the Corporate Secretary of the Company for consulting services; a total of $33,331 was paid to a Company controlled by the Chief Financial Officer of the Company for accounting services;  a total of $48,000 was paid to a Company controlled by the Vice-President of Business Development of the Company for engineering and consulting fees;  a total of $48,150 was paid to a Company controlled by the Vice-President of Exploration of the Company for engineering and consulting services; and $32,042 in wages to the Vice-President, Corporate Finance.  Effective February 1, 2005, the outside directors are entitled to receive $500 per month, $500 per directors meeting and $500 per committee meeting. During the year, $19,000 was paid to directors.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this management’s discussion and analysis, management is in the process of evaluating the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws.

Based on the evaluation of the disclosure controls performed to date, management of the Company has determined that certain weaknesses existed in internal controls over financial reporting.  The existence of these weaknesses is mitigated by senior management monitoring which exists.  The Company is taking steps to augment and improve the design of procedure and controls impacting these areas of weakness over internal control over financial reporting.

Internal Controls and Procedures

Internal controls and procedures are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with the Company’s generally accepted accounting principles. As at the end of the period covered by this management’s discussion and analysis, management had designed and implemented internal controls and procedures as required by Canadian securities laws.

The Company has evaluated the design of its internal controls and procedures over financial reporting for the fiscal year ended April 30, 2007. Management has determined that certain weaknesses existed in the design  of its internal control which is mitigated by senior management monitoring.. Management continues to review and refine its internal controls and procedures.

Risks and Uncertainties

The mineral industry is intensely competitive in all its phases.  The Company competes with many other companies who have greater financial resources and experience.  The market price of precious metals and other minerals is volatile and cannot be controlled.  Exploration for minerals is a speculative venture.  There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body.

The Company’s activities outside of Canada make it subject to foreign currency fluctuations and this may materially affect its financial position and results.

The Company has limited financial resources, no source of operating cash flows and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements.  If the Company’s generative exploration programs are successful, additional funds will be required for development of one or more projects.  Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development or the possible loss of the Company’s properties.

Outlook

Pacific North West Capital Corp currently has one joint venture agreement in which Kaymin Resources Limited (Anglo Platinum) is earning an interest in the Company’s River Valley project by carrying all costs and making exploration expenditures. The Company and Stillwater Mining Company (“Stillwater”) entered into an option agreement to spend US$ 4,000,000 by December 31, 2010 to earn 50% of the Goodnews Bay, Alaska property. Subsequent to year-end, the Company entered into an option agreement with Stillwater to spend US$500,000 on a reconnaissance project in Alaska. In the event Stillwater elects to continues participating in one or more projects, they will automatically be able to enter into one or more agreements identical to the Goodnews Bay agreement. The Company ended April 30, 2007 with a strong cash position that will enable it to continue its own exploration effects in the United States and Canada seeking to identify new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies explore and develop such projects in return for the right to earn an interest in them.

Approval

The Board of Directors of Pacific North West Capital Corp. has approved the disclosure contained in this annual MD&A.  A copy of this annual MD&A will be provided to anyone who requests it.